UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 3, 2004

NTS-PROPERTIES VI,
A MARYLAND LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Maryland	**0-14695**	**61-1066060**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Incorporation)

10172 Linn Station Road,
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

ITEM 9. Regulation FD Disclosure.

On March 3, 2004, NTS-Properties Associates VI, the general partner of NTS-Properties VI, a Maryland limited partnership, sent a notice to limited partners regarding a mini-tender offer by CMG Partners, LLC. A copy of the notice is attached to this current report on Form 8-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NTS-PROPERTIES VI,
A MARYLAND LIMITED PARTNERSHIP

By: NTS-Properties Associates VI,
      General Partner,
      By: NTS Capital Corporation,
          General Partner

By: /s/ Gregory A. Wells
Gregory A. Wells
Senior Vice President and
Chief Financial Officer of
NTS Capital Corporation

Date: March 3, 2004

EXHIBIT 99.1

NOTICE TO LIMITED PARTNERS DATED MARCH 3, 2004

March 3, 2004

Dear NTS-Properties VI Investor:

We recently learned of an offer by CMG Partners, LLC to purchase your interests in NTS-Properties VI for $315 per interest in cash. CMG's offer expires on April 30, 2004. However, as we reported to you through the filing of a Form 8-K with the Securities and Exchange Commission on March 1, 2004, the Superior Court of the State of California preliminarily approved the settlement agreement (the "Settlement Agreement") reached by the parties in the action captioned *Buchanan et al. v. NTS-Properties Associates V et al.* In connection with its preliminary approval of the settlement agreement, the Superior Court barred each member of the class of plaintiffs (which includes all current limited partners and certain former limited partners), other than by operation of law, from: (1) transferring, selling, assigning or otherwise disposing of any limited partner interests in, among other entities, NTS-Properties VI or (2) commencing a tender offer for those limited partner interests pending the hearing by the Superior Court for final approval of the settlement of the litigation, which is scheduled for May 6, 2004 (the "Final Hearing"). In addition, the Superior Court barred us, as your general partner, from recording any transfers made in violation of the Superior Court's order.

Each current member of the class of plaintiffs may file a request to be excluded from the class as provided by the terms of the Settlement Agreement. If the request complies with the terms of the Settlement Agreement and is made on or before April 22, 2004, the requesting class member will not be included in the class of plaintiffs at the Final Hearing. However, prior to the Final Hearing, all current limited partners and certain former limited partners of NTS-Properties VI are included in the class of plaintiffs and are subject to the Superior Court's order barring class members from disposing of their limited partnership interests prior to the Final Hearing.

Therefore, at this time, by order of the Superior Court, you are not permitted to dispose of your limited partner interests and we are not permitted to record a transfer of your limited partner interests. A copy of the Form 8-K that we filed on March 1, 2004, may be obtained free of charge on the Securities and Exchange Commission's website at www.sec.gov.

If you have any questions or would like additional information, please call NTS Investor Services at 800-928-1492, extension 544.

Sincerely,

/s/ Brian F. Lavin

Brian F. Lavin
President of NTS Capital Corporation,
General Partner of NTS-Properties Associates VI